QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2005

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Aurelia Energy N.V.
Quarterly Report
For period ended March 31, 2005
Dated May 13, 2005

INTRODUCTION

        We prepare this Quarterly Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Quarterly Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

CERTAIN DEFINITIONS

        We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import or "the Company", we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the common currency of the member states of the European Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.3655 and €1.00 to U.S.$1.2967, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 and March 31, 2005, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.9388 and £1.00 to U.S.$1.8820, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 and March 31, 2005, respectively. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On May 13, 2005 the applicable noon buying rates were €1.00 to U.S.$1.2645 and £1.00 to U.S.$1.8530.

FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate", "seek" or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

  •
  levels of capital expenditures by the oil industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs, upon the termination of their existing service agreements;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our FPSOs;

  •
  the efficacy of modifications and repairs to our FPSOs;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2005	At December 31, 2004
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents		17,480	41,987

Accounts receivable
Trade, net		58,019	38,338
Related party		106	110
Other receivables		17,773	24,867
Prepaid expenses		8,706	4,869

		84,604	68,184
Inventory
Work in process		23,629	13,847

		125,713	124,018

Non current assets
Financial investment	11	7,500	7,500
Restricted deposits		86,679	88,069
Loan		150	150
Fixed assets
Tangible fixed assets, net	2
FPSOs		902,063	921,607
Other tangible fixed assets		56,623	56,154
Income tax receivable		2,550	3,408
Deferred income taxes	10	92,227	86,486
Debt arrangement fees		15,445	16,128

		1,163,237	1,179,502

		1,288,950	1,303,520

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		26,711	26,492
Related party		125	125
Income taxes		873	736
Wage taxes and social security contributions		1,456	2,864
Other liabilities and accrued expenses		50,404	60,230
Billings in excess of cost and unrealized income		11,223	8,452

		90,792	98,899

Non current liabilities
Long-term bank loans	3	198,018	207,358
10 1/4% Senior Notes due 2012	4	337,832	337,935
Long-term loan, related party	5	144,537	142,085
Tax lease benefits liability	6	32,086	34,422
Interest rate swaps		90	288
Pensions		941	788

		713,504	722,876

Shareholder's equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of March 31, 2005 and December 31, 2004 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of March 31, 2005 and December 31, 2004, respectively		136,000	136,000
Retained earnings		336,655	334,904
Accumulated other comprehensive loss	9	(22,001)	(23,159)
		484,654	481,745

		1,288,950	1,303,520

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Statements of Income

		For the three months ended March 31,
	Note	2005	2004
		(in U.S.$ thousands except share and per share amounts)
Revenues	7	101,268	90,659

Operating expenses
Operations expenses	8	68,109	58,520
Selling, general and administrative expenses		2,850	2,480
Depreciation of tangible fixed assets		19,896	19,416
Other operating income		(565)	(1,088)

		90,290	79,328

Operating income		10,978	11,331

Financial income and expense
Interest income		989	999
Interest expense		(12,609)	(12,067)
Currency exchange results		(2,576)	2,365

		(14,196)	(8,703)

Loss before income taxes		(3,218)	2,628
Income taxes	10	(4,969)	(5,695)

Net income		1,751	8,323

Basic and diluted earnings per common share		13	61

Weighted average number of common shares outstanding		136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the three months ended March 31,
	2005	2004
	(in U.S.$ thousands)
Net income	1,751	8,323
Depreciation of tangible fixed assets	19,896	19,416
Increase in deferred income tax assets	(5,800)	(6,040)
Amortization of debt arrangement fees	683	683
Amortization of discount on 10 1/4% Senior Notes due 2012	88	88
Amortization benefit from unwinding swap	(192)	(192)
Accrued interest on long-term loan from related party	2,452	2,344
Change in pension provision	18	(171)
Interest on restricted deposits	641	(3,678)
Gain on foreign currency forward contracts	723	(754)
Increase/(decrease) in provision for uncollectible accounts receivable	(520)	450
Change in operating assets and liabilities	(35,856)	(14,198)

Net cash provided by (used in) operating activities	(16,116)	6,271
Additions to tangible fixed assets	(859)	(2,260)
Loans provided	—	(50)

Net cash (used in) investing activities	(859)	(2,310)
Proceeds from long-term and short-term loans from banks and third parties	31,001	29,999
Proceeds from restricted deposits	750	4,234
Redemption of loans and short term bank liabilities	(40,340)	(33,231)

Net cash provided by (used in) financing activities	(8,589)	1,002
Translation differences	1,057	(344)
Net increase in available cash and cash equivalents	(24,507)	4,619
Cash and cash equivalents at beginning of the period	41,987	32,937

Cash and cash equivalents at end of the period	17,480	37,556

Additional cash flow disclosures:
Interest paid	9,474	9,040
Taxes paid	692	373

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

1.     Accounting Principles

        The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2004.

        Sales and operating results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

2.     Tangible Fixed Assets

        During the first quarter of 2005, the Company invested U.S.$0.9 million in tangible fixed assets (as compared to U.S.$2.3 million in the first quarter of 2004). The investment during the first quarter of 2005 consisted primarily of U.S.$ 0.5 million for work performed in connection with the stock buoy. Of the investment, approximately U.S.$0.2 million was related to equipment on the Uisge Gorm, U.S.$0.1 million was related to equipment on the Munin and U.S.$0.1 million to expenditures on certain office equipment. The investment during the first quarter of 2004 consisted primarily of U.S.$2.2 million for work performed in connection with the redeployment of the Munin to the Xijiang Field. Approximately U.S.$0.1 million related to the investment in a stock buoy and expenditures on certain office equipment.

3.     Long-Term Bank Loans

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving credit facility with funds drawn under an 8-year, U.S.$600.0 million corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. As of March 31, 2005 the interest rate, including margin, that the Company paid was approximately 4.0%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

4.     10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

        In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

        Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant contractual restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 as of March 31, 2005 amounted to U.S.$354.3 million and was based on the quoted market price.

        To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its credit facility.

        As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

        The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounted to U.S.$2,832 as of March 31, 2005.

5.     Long-Term Loan, Related Party

        The fair value of the long-term loan from the related party Marenco Investments Limited as of March 31, 2005 and December 31, 2004 amounted to U.S.$141.5 million and U.S.$153.6 million, respectively. The fair value as of March 31, 2005 is based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2004.

6.     Tax Lease Benefits Liability

        The liability to repay tax leases declined by U.S.$1.4 million during first quarter of 2005. This tax lease benefits liability decreased as a result of a reduction in the amount of the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements. Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates. Payments received from/made to the lessor resulting from changes in underlying variables such as market interest rates and corporate income taxes are accounted for in the statement of income as other operating income/expense.

7.     Segment Information

        The segment information by business segment is as follows:

	For the three months ended March 31,
	2005	2004
	(in U.S.$ thousands)
FPSO
Revenues	79,094	77,539
Segment net income	3,830	8,279
Identifiable assets	1,229,027	1,288,722
Capital expenditures	269	2,183
Depreciation and amortization	19,882	19,402
Interest income and (expense)	(11,624)	(11,040)
Income taxes	(4,465)	(5,170)
SPM
Revenues	22,174	13,120
Segment net income /(loss)	(2,079)	44
Identifiable assets	59,436	32,473
Capital expenditures	590	77
Depreciation and amortization	14	14
Interest income and (expense)	4	(28)
Income taxes	(504)	(525)
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	487	626
Capital expenditures	—	—
Depreciation and amortization	—	—
Interest income and (expense)	—	—
Income taxes	—	—
Consolidated
Revenues	101,268	90,659
Segment net income	1,751	8,323
Identifiable assets	1,288,950	1,321,821
Capital expenditures	859	2,260
Depreciation and amortization	19,896	19,416
Interest income and (expense)	(11,620)	(11,068)
Income taxes	(4,969)	(5,695)

8.     Operations Expenses

        Operations expenses are as follows:

	For the three months ended March 31,
	2005	2004
	(in U.S.$ thousands)
SPM contracts	24,036	13,211
FPSO contracts	44,073	45,309

	68,109	58,520

9.     Other Comprehensive Income

        Other comprehensive income is as follows:

	For the three months Ended March 31,
	2005	2004
	(in U.S.$ thousands)
Increase in fair value of cash flow hedges (net of tax)	252	1061
Reclassification adjustments for settled portion of hedge realized in net income (net of tax)	(113)	(603)
Translation result	1,019	(327)

	1,158	131

10.   Internal restructuring and tax audit

        Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Dutch group companies and the internal restructuring, the tax structure of the Dutch group companies and the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, we received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €135.4 million (U.S.$175.6 million) as of December 31, 2003.

        We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments, among other things. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and, in particular, that the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

        In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$175.6 million), as of December 31, 2003, to €29.0 million (U.S.$37.6 million), as of December 31, 2004 and March 31, 2005.. We believe, however, that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not likely that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, we did not accrue for the aforementioned tax assessments in the audited consolidated financial statements included herewith.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. Notwithstanding our current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

11.   Financial Investment

        On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. ("Emerald"), a Nigerian incorporated oil company, for the acquisition of two million ordinary shares of Emerald at a price of U.S.$3.0 million. On November 25, 2004 Bluewater International B.V. obtained two million additional ordinary shares of Emerald at a price of U.S.$4.5 million. The investment represents approximately 8% of the authorized capital of Emerald and is stated at historical cost.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the three months ended March 31,
	2005		2004
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	33,163		31,210
SPM business	(2,289)		(463)
Total	30,874		30,747
Capital expenditures, net(2)	859		2,260
Cash interest paid(3)	9,474		9,040
Ratio of EBITDA to cash interest paid	3.26	x	3.40	x
Ratio of earnings to fixed charges(4)	0.82	x	1.27	x

Notes:

(1)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the three months ended March 31,
	2005	2004
	(in U.S.$ thousands)
EBITDA	30,874	30,747
Depreciation of tangible fixed assets	(19,896)	(19,416)
Financial income and expense	(14,196)	(8,703)
Income taxes	4,969	5,695
Net income	1,751	8,323
Adjustments to reconcile net income to cash provided	17,989	12,146
Changes in operating assets and liabilities, net of effect of acquisitions	(35,856)	(14,198)
Net cash provided by (used in) operating activities	(16,116)	6,271
(2)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets.

(3)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan and less amortization of debt arrangement fees and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

(4)
"Earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under "Forward-Looking Statements" and elsewhere in this report, as well as in our annual report for the year ended December 31, 2004.

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu) that we are marketing worldwide. In the first quarter of 2005 and the first quarter of 2004 our FPSO business generated 78.1% and 85.5%, respectively, of our revenues, 218.7% and 99.5%, respectively, of our net income and 107.4% and 101.5%, respectively, of our EBITDA.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the first quarter of 2005 and in the first quarter of 2004, our SPM business generated 21.9% and 14.5%, respectively, of our revenues, (118.7)% and 0.5%, respectively, of our net income, and (7.4)% and (1.5)%, respectively, of our EBITDA.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In the first quarter of 2005 and in the first quarter of 2004, we had revenues of U.S.$101.3 million and U.S.$90.7 million, respectively, operating income of U.S.$11.0 million and U.S.$11.3 million, respectively, net income of U.S.$1.8 million and U.S.$8.3 million, respectively, and EBITDA of U.S.$30.9 million and U.S.$30.7 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. In total, these day rates and tariff payments contributed U.S.$66.8 million and U.S.$61.3 million, to our total revenues in the first quarter of 2005 and in the first quarter of 2004, respectively. Our total revenues were U.S.$101.3 million and U.S.$90.7 million in the first quarter of 2005 and in the first quarter of 2004, respectively. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake due to blockages as a result of the formation of calcium naphanate in the vessel's topsides. We are currently in discussions with the contract counterparty to the Bleo Holm service agreement regarding responsibility for the calcium naphanate and associated issues and believe that we will be reimbursed for part of the defined day rate and the costs of repairs and modifications during the period.

Seasonality

        Some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        Historically, our service agreements have provided for the payment of defined day rates or minimum contract payments and have included minimum contract periods that have significantly reduced the exposure of our FPSO business to fluctuations in oil prices. The most significant exposure of our FPSO business to developments in oil price generally has related to the impact that oil prices have on the production economics at the fields on which FPSOs operate. Because fluctuations in oil prices may affect the decision of oil companies to tie-back marginal fields to existing production facilities or extend production at fields nearing the end of their production profiles and, if sufficiently severe, may cause oil companies to alter production levels at producing fields, we have in certain instances been subject to potential risks relating to our ability to enter into new tie-back arrangements, to extend service agreements and to generate revenue from tariff and bonus payments. However, due to positive developments in oil prices and other relevant factors, these risks generally have not had a material impact on our financial condition or results of operations or adversely affected our FPSO business. We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. Our insurance costs increased significantly following September 11, 2001. While the increase in the price of insurance following the events of September 11, 2001 has been recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Munin

        Our future capital expenditures will depend primarily on the projects that we undertake. Our capital expenditures during 2004 related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. As of the first quarter of 2004, we capitalized U.S.$2.2 million in connection with engineering work to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea.

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012 and the subordinated Marenco loans and amortization charges relating to debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loans and less amortization of debt arrangement fees.

        To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred U.S.$6.7 million of this gain, which will be credited to income over the remaining term of the 10 1/4% Senior Notes due 2012, and used the payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003, we entered into a new fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

        As of March 31, 2005, the unamortized premium and discount of the 10 1/4% Senior Notes due 2012 and the deferred gain on the cancellation of the swap amounted to U.S.$2.8 million.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon our unaudited interim condensed consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements and that impact reported amounts of revenues and expenses during the reporting period. Our management evaluates, on an ongoing basis, its estimates and judgments, including those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Our management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes that the following accounting policies, among others, are the most critical to understanding and evaluating our reported financial results.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations. A change in the percentage of completion would not have had a significant impact on our revenues in the first quarter of 2005 or in prior periods.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a relatively low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to the date of assessment, was €135.4 million (U.S.$175.6 million) as of December 31, 2003.

        We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that, in particular, the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

        In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$175.6 million), as of December 31, 2003, to €29.0 million (U.S.$37.6 million), as of December 31, 2004 and March 31, 2005. We believe, however, that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not likely that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years and accordingly, we did not accrue for the aforementioned tax assessments in our unaudited condensed consolidated financial statements included herewith.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not.

We recorded deferred income tax assets of US$6.0 million in the first quarter of 2004 and U.S.$5.8 million in the first quarter of 2005 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable". During 2004, a change in the statutory tax rate in the Netherlands from 34.5% to 30.0% was enacted, which accordingly reduced the amount of tax credit available to offset against losses. The deferred income tax assets for full-year 2004 were US$0.6 million.

        In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of our discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the inter- company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2004 or the first quarter of 2005.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to certain adjustments, we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination of the prepaid leases. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations. The liability declines over time as the tax benefits are realized by the lessor. Periodically, the Company assesses the likelihood of repayment of the voluntary early termination liability. As long as there is more than a remote possibility of early termination, the liability is recorded and is released to other operating income as the liability decreases over the lease term. Receipts from/payments to the lessor as a result of changes in underlying variables such as market interest rates and corporate income tax are accounted for in the statement of income as other operating income/expense.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 70% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2004 or the first quarter of 2005 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectible accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations.

        In the first quarter of 2004, we recorded a provision relating to credit losses of U.S.$0.5 million. We did not record a provision relating to credit losses in the first quarter of 2005.

Results of Operations

	For the three months ended March 31,
			Change 2004-2005
	2004	2005
	(in U.S.$ thousands)		(%)
Revenues
FPSO business	77,539	79,094	2.0
SPM business	13,120	22,174	69.0
Total	90,659	101,268	11.7
Operating expenses
Operations expenses
FPSO business	45,309	44,073	(2.7)
SPM business	13,211	24,036	81.9
Total	58,520	68,109	16.4
Selling, general and administrative expenses	2,480	2,850	14.9
Other operating income	(1,088)	(565)	(48.1)
Depreciation of tangible fixed assets and amortization of intangible assets	19,416	19,896	2.5
Total operating expenses	79,328	90,290	13.8
Operating income
FPSO business	11,807	13,280	12.5
SPM business	(476)	(2,302)	(383.6)
Total	11,331	10,978	(3.1)
Financial income and expense
Interest income	999	989	(1.0)
Interest expense	(12,067)	(12,609)	4.5
Currency exchange results	2,365	(2,576)	(208.9)
Total	(8,703)	(14,196)	63.1
Income before taxes	2,628	(3,218)	(222.5)
Income taxes	(5,695)	(4,969)	(12.7)
Net income	8,323	1,751	(79.0)
EBITDA(1)
FPSO business	31,210	33,163	6.3
SPM business	(463)	(2,289)	(394.4)
Total	30,747	30,874	0.4

Note:

(1)
A reconciliation of EBITDA to net cash provided by operating activities is included under "Unaudited Other Financial Data and Ratios".

Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2004

Revenues

        Revenues were U.S.$101.3 million during the first quarter of 2005, up 11.7% from U.S.$90.7 million in the first quarter of 2004. Revenues from our FPSO business were U.S.$79.1 million in the first quarter of 2005, up 2.0% from U.S.$77.5 million in the first quarter of 2004. Revenues from our SPM business were U.S.$22.2 million in the first quarter of 2005, up 69.0% from U.S.$13.1 million in the first quarter of 2004.

        Revenues from our FPSO business increased by U.S.$1.6 million in the first quarter of 2005. Of this increase, U.S.$4.7 million was attributable to increased revenues as a result of redeployment of the Munin to the Xijiang Field, U.S.$2.8 million was attributable to an extension of the contract for three years with Amerada Hess for the Uisge Gorm where the Company receives an operational fee in GBP and a U.S.$. tariff per barrel produced as of January 1, 2005. In addition, revenues generated by the Bleo Holm increased by U.S.$0.7 million in the first quarter of 2005 compared with the first quarter of 2004 due to better performance of the vessel and as a result higher finance and operational tariffs in the first quarter of 2005. The payments received under our service agreement with PetroSA for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during the first quarter of 2005 decreased with U.S.$2.5 million compared with the first quarter of 2004 because the work has been finalized during 2004. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased with U.S.$4.1 million during the first quarter of 2005 compared with the first quarter of 2004 because the water injection facility has been installed in October 2004 and we are currently in the close out phase of the project.

        Revenues from our SPM business increased by U.S.$9.1 million in the first quarter of 2005 primarily attributable to a higher level of SPM activities in the first quarter of 2005, compared with the first quarter of 2004. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems during 2004 which were awarded late in the year and which will largely generate revenues during 2005. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

        Operations expenses were U.S.$68.1 million in the first quarter of 2005, up 16.4% from U.S.$58.5 million in the first quarter of 2004. In our FPSO business, our operations expenses were U.S.$44.1 million in the first quarter of 2005, down 2.7% from U.S.$45.3 million in the first quarter of 2004. In our SPM business, operations expenses amounted to U.S.$24.0 million in the first quarter of 2005, up 81.9% from U.S.$13.2 million in the first quarter of 2004.

        The U.S.$1.2 million decrease in the operations expenses of our FPSO business during the first quarter of 2005 was primarily attributable to commissioning and start-up costs associated with our service agreement with PetroSA relating to the Glas Dowr during the first quarter of 2004 compared with the first quarter of 2005.

        Operations expenses of our SPM business increased by U.S.$10.8 million during the first quarter of 2005. Of this increase, U.S.$9.1 million was attributable to a higher level of SPM activities during the first quarter of 2005 compared with the first quarter of 2004. Operations expenses increased by U.S.$1.7 million due to the costs of arbitration proceedings in relation to the alleged failure of the Company to pay for additional work and the higher level of SPM tender activities during the first quarter of 2005 compared with the first quarter of 2004.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses amounted to U.S.$2.9 million in the first quarter of 2005, up 14.9% from U.S.$2.5 million in the first quarter of 2004. The increase of U.S.$.0.4 million in selling, general and administrative expenses during the first quarter of 2005 compared with the first quarter of 2004 was due to an increase the cost of administrative supporting personnel of U.S.$.0.2 million, an increase in advertising costs of U.S.$.0.1 million and an increase in professional services of U.S.$.0.1 million.

Depreciation of Tangible Fixed Assets

        Charges for depreciation of tangible fixed assets amounted to U.S.$19.9 million in the first quarter of 2005, up 2.5% from U.S.$19.4 million in the first quarter of 2004. The increase of U.S.$0.5 million in the amount of these charges resulted primarily from the increase in depreciation charges that we recorded in respect of the Munin as a result of capitalization of repair and lifetime extension work following the redeployment of the Munin to the Xijiang Field and Lufeng reconnection.

Operating Expenses

        Due to the foregoing factors, total operating expenses were U.S.$90.3 million in the first quarter of 2005, up 13.8% from U.S.$79.3 million in the first quarter of 2004.

Operating Income

        Due to the foregoing factors, operating income amounted to U.S.$11.0 million in the first quarter of 2005, down 3.1% from U.S.$11.3 million in the first quarter of 2004. Our operating margin decreased to 10.8% of our revenues in the first quarter of 2005, compared to 12.5% of our revenues in the first quarter of 2004.

Financial Income and Expense

        Net financial expense amounted to U.S.$14.2 million in the first quarter of 2005, up 63.1% from U.S.$8.7 million in the first quarter of 2004.

        Our interest expense increased from U.S.$12.1 million in the first quarter of 2004 to U.S.$12.6 million in the first quarter of 2005. Despite the decrease of our debt from U.S.$584.1 million in the first quarter of 2004 to U.S.$535.9 million in the first quarter of 2005 the interest costs increased by U.S.$0.5 million as a result of a relatively higher interest rate.

        Interest income was U.S.$1.0 million both in the first quarter of 2005 as well as in the first quarter of 2004. Currency exchange results were a gain of U.S.$2.4 million in the first quarter of 2004, compared with a loss of U.S.$2.6 million in the first quarter of 2005. U.S.$1.6 million of this decrease was attributable to our sterling and euro foreign currency exchange contracts. In the first quarter of 2004, we recognized U.S.$0.8 million of gain on these foreign currency exchange contracts compared to a loss of U.S.$.0.8 million in the first quarter of 2005. In addition, the transfer of £20 million restricted deposits to U.S. dollar restricted deposits resulted in a lower revaluation gain in the first quarter of 2005, compared to the first quarter of 2004 and the movement of the U.S. dollar and the Euro exchange rates resulted in a loss in the first quarter of 2005, compared to a gain in the first quarter of 2004.

Income before Taxes

        Due to the foregoing factors, the loss before taxes was U.S.$3.2 million in the first quarter of 2005, down 225.5% from a profit of U.S.$2.6 million in the first quarter of 2004. As a percentage of revenues, our income before tax of 2.9% in the first quarter of 2004 decreased to a loss before tax of (3.2)% in the first quarter of 2005.

Income Taxes and Net Income

        We recorded U.S.$5.0 million of income tax credits in the first quarter of 2005, down 12.7% from U.S.$5.7 million in the first quarter of 2004. These income tax credits consisted of current tax charges of U.S.$0.8 million in the first quarter of 2005, up 166.7% from U.S.$0.3 million in the first quarter of 2004, and deferred tax credits of U.S.$5.8 million in the first quarter of 2005, down 3.3% from U.S.$6.0 million in the first quarter of 2004. The deferred tax credits primarily resulted from an increase in tax loss carry-forwards which resulted from our internal restructuring. The amount of tax credit that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Consequently, the decrease of U.S.$0.2 million in the deferred tax credit in the first quarter of 2005 was primarily attributable to a change in the statutory tax rate in the Netherlands from 34.5% to 30.0%, which accordingly reduced the amount of tax credit available to offset against losses. After taking into account income tax credits, net income amounted to U.S.$1.8 million in the first quarter of 2005, down 79.0% from U.S.$8.3 million in the first quarter of 2004.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund investments in new FPSO, working capital and to service indebtedness. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash Provided by (Used in) Operating Activities

        Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities were U.S.$6.3 million in the first quarter of 2004 and U.S.$(16.1) million in first quarter of 2005. The change from cash flows provided by operating activities in the first quarter of 2004 to cash flows used in operating activities in the first quarter of 2005 was primarily attributable to a relative higher level of SPM activities resulting in an increase of the work in process and an increase of the trade receivables. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

        Net cash (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash (used in) investing activities totaled U.S.$2.3 million in the first quarter of 2004 and U.S.$0.9 million in the first quarter of 2005. The investing activities in the first quarter of 2004 consisted primarily of U.S.$2.2 million for work performed in connection with the redeployment of the Munin to the Xijiang Field. Approximately U.S.$0.1 million related to the investment in a stock buoy and expenditures on certain office equipment. The investing activities in the first quarter of 2005 consisted primarily of U.S.$0.5 million for work performed in connection with the stock buoy. Of the investment, approximately U.S.$0.2 million related to equipment on the Uisge Gorm, U.S.$0.1 million related to equipment on the Munin and U.S.$0.1 million to expenditures on certain office equipment.

Net Cash Provided by (Used in) Financing Activities

        Net cash provided by (used in) financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$1.0 million in the first quarter of 2004 and U.S.$(8.6) million in the first quarter of 2005. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The increase in net cash (used in) financing activities in the first quarter of 2005 resulted from approximately U.S.$9.3 million in repayments of our credit facility and the release of approximately U.S.$0.7 million of our restricted deposits compared to approximately U.S.$3.2 million in repayments under our credit facility and the release of approximately U.S.$4.2 million of our restricted deposits in the first quarter of 2004. We used the release of our restricted deposits of U.S.$4.2 million in the first quarter of 2004 partly for the modification of the Munin in connection with its redeployment to the Xijiang Field. In the first quarter of 2005 we used the release of our restricted deposits of U.S.$0.7 million for repayments under our credit facility.

Financing Arrangements and Contractual Obligations

        As of March 31, 2005, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$198 million incurred under our credit facility and cash of U.S.$17.5 million. We also had outstanding U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 and U.S.$144.5 million of indebtedness under the subordinated Marenco loan.

        Credit Facility.    Our credit facility is a U.S.$600.0 million revolving credit facility that we entered into in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$380 million as of March 31, 2005, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of March 31, 2005, the applicable interest rate was 4.0%.

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December, 31
	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	320	240	160	80	0
Borrowing base(1)	334	291	274	253	N/A

Note:

(1)
Based on our current FPSO fleet. Our credit facility terminates in December 2009.

        Other Financing Arrangements.    In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  10 1/4% Senior Notes due 2012.  In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

  •
  Subordinated Marenco Loan.  We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, which is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of March 31, 2005, the total amount of this loan (including accrued interest) was U.S.$144.5 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the first quarter of 2005 and in the first quarter of 2004, we accrued approximately U.S.$2.5 million and U.S.$2.3 million, respectively, of interest on the loan, and made no cash payment in respect of the loan.

  •
  Guarantee Facilities.  We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a €15.0 million (U.S.$19.5 million) performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of March 31, 2005, we had U.S.$15.6 million outstanding under our guarantee facilities.

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In the first quarter of 2004 our capital expenditures related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. The investment during the first quarter of 2005 consisted primarily of work performed in connection with the stock buoy.

Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the first quarter 2005 and the first quarter 2004, our research and development expenditures were approximately U.S.$0.1 million.

Off-balance Sheet Arrangements

        We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

        The following table presents the scheduled maturities of our contractual obligations, including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of March 31, 2005.

	Total	<1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	829,234	40,729	149,545	226,713	412,247
Long-term loan, related party	248,341	—	—	—	248,341
Interest rate swaps	90	89	1	—	—
Operating lease obligations	12,837	1,880	2,931	3,611	4,415
Total	1,090,502	42,698	152,477	230,324	665,003

        The company does not have any obligations arising out of capital leases, purchase commitments or other long-term liabilities.

Quantitative and Qualitative Exposure to Market Risk

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2004, and as of March 31, 2005 this represented approximately 20.3% and 18.6% of the outstanding indebtedness under the facility. To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we have entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt and interest rate swaps.

        The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2004 and as of March 31, 2005. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date As of December 31,
Liabilities	2005	2006	2007	2008	2009	Thereafter		Total		Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	142,085		142,085		153,630
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%		—		—
Variable rate debt(1)	—	—	—	—	—	335,000	(1)	335,000	(1)	365,150
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Variable rate debt(2)	—	—	47,358	80,000	80,000	—		207,358		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Interest Rate Swaps
Variable to Fixed	35,092	7,006	—	—	—	—		42,098		(288)
Average pay rate	3.463%	3.463%	—	—	—	—		—		—
Average receive rate	LIBOR	LIBOR	—	—	—	—		—		—

Notes:

(1)
Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. While we recorded U.S.$337.9 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2004, only U.S.$335.0 million is payable upon maturity.

(2)
Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

	Expected Maturity Date As of March 31,
Liabilities	2005	2006	2007	2008	2009	Thereafter		Total		Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	144,537		144,537		141,523
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%		—		—
Variable rate debt(1)	—	—	—	—	—	335,000	(1)	335,000	(1)	354,263
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Variable rate debt(2)	—	—	58,018	80,000	60,000	—		198,018		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Interest Rate Swaps
Variable to Fixed	36,919	—	—	—	—	—		36,919		(90)
Average pay rate	3.463%	—	—	—	—	—		—		—
Average receive rate	LIBOR	—	—	—	—	—		—		—

Notes:

(1)
While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$337.8 million as of March 31, 2005, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to LIBOR plus 6.44%.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In the first quarter of 2005 and in the first quarter of 2004, approximately £9.4 million (U.S.$17.7 million) and approximately £10.0 million (U.S.$18.4 million), respectively, of our total revenues were denominated in sterling. In the first quarter of 2005 and in the first quarter of 2004, approximately € 0.7 million (U.S.$0.9 million) and approximately € 3.1 million (U.S.$3.8 million), respectively, of our total revenues were denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match through our FPSO service agreements, to the extent possible, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to assist us in minimizing any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities.

        The total contract/notional amount and the value of our foreign currency exchange contracts as of March 31, 2005 are as follows:

	Expected Maturity Date As of March 31, 2005
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$) Aggregate Amount	80,245	79,099
(Receive JPY/Pay U.S.$) Aggregate Amount	539	515
(Receive ZAR/Pay U.S.$) Aggregate Amount	9,736	9,846
(Receive £/Pay U.S.$) Aggregate Amount	23,563	23,901

        These foreign currency exchange contracts mature on various dates through fiscal year 2005.

DISCLOSURE CONTROLS AND PROCEDURES

        The information included in this section concerns the evaluation of disclosure controls and procedures and internal controls referred to in the Certifications included in our annual report for the year ended December 31, 2004 under "Certifications". This information should be read in conjunction with the statements set forth in the "Certifications" for a more complete understanding of the topics presented.

Controls Evaluation and Related Certifications

        As of the three months ended March 31, 2005, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures. Internal controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

Definition of Disclosure Controls and Scope of Controls Evaluation

        The establishment and evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen, and included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this interim report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis.

Limitations on the Effectiveness of Controls

        In connection with our evaluation, we sought, among other things, to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal controls and whether there were any identifiable acts of fraud involving personnel with a significant role in our internal controls. We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent auditors and our managing directors. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions," which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines "material weakness" as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

Conclusions

        Based upon our evaluation, Mr. Heerema and Mr. Voormolen have concluded that our disclosure controls are effective to ensure that material information relating to us is made known to management, including Mr. Heerema and Mr. Voormolen, particularly during the period when our filings with the Securities and Exchange Commission are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in all material respects in conformity with U.S. GAAP.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)

By: /s/ G.E. Elias and V.M.G. Haseth-Portillo
(Signature) MEESPIERSON INTERTRUST (CURACAO) N.V. BY: G. E. ELIAS, MANAGING DIRECTOR, AND MRS. V.M.G. HASETH-PORTILLO, PROXY-HOLDER A
Date: May 13, 2005

QuickLinks

Aurelia Energy N.V. Quarterly Report For period ended March 31, 2005 Dated May 13, 2005
TABLE OF CONTENTS
INTRODUCTION
CERTAIN DEFINITIONS
FORWARD-LOOKING STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Balance Sheets
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Statements of Income
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Cash Flow Statement
AURELIA ENERGY N.V. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
UNAUDITED OTHER FINANCIAL DATA AND RATIOS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCLOSURE CONTROLS AND PROCEDURES
SIGNATURES